NO ACT

PE
9-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

08058679

Received SEC
SEP 22 2008
Washington, DC 20549

September 22, 2008

Act Exchange Act of 1934
Section
Rule 14d-10(a)(1)
Public Availability September 22, 2008

Via Facsimile (212) 424-8500 and U.S. Mail

Stephen G. Rooney
Dewey & LeBoeuf LLP
125 West 55th Street
New York, New York 10019-5389

Re: Cash tender offer by Telefónica, S.A. (Telefonica) for Series A and Series B Shares of Compañía de Telecomunicaciones de Chile S.A. (Telefonica Chile)

PROCESSED
OCT 15 2008
THOMSON REUTERS

Dear Mr. Rooney:

We are responding to your letter dated September 17, 2008 to the attention of Michele Anderson and Christina Chalk, as supplemented by conversations with the staff. We attach a copy of your letter (along with the accompanying letter from Chilean counsel also dated September 17, 2008) to avoid having to repeat or summarize the facts you present there. Defined terms we use here have the same meaning as in your letter, unless otherwise noted.

On the basis of your representations and the facts presented in your letter, the United States Securities and Exchange Commission hereby grants an exemption from Rule 14d-10(a)(1) under the Exchange Act. The exemption from Rule 14d-10(a)(1) permits the Bidders to make the U.S. Offer available to all holders of ADSs and to holders of Shares that are U.S. Residents. The Chilean Offer will be open to all holders of Shares, including U.S. Residents, as required under Chilean law. The U.S. offer materials will disclose the risks to U.S. Residents associated with participating in the Chilean Offer.

The foregoing exemption is based solely on the representations and the facts presented in your letter of September 17, 2008, as supplemented by telephone conversations with the Commission staff. The relief provided above is strictly limited to the application of the rule listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if there is a change in any of the facts or representations set forth in your letter.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and Section 14(e) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in this transaction. The Division of Corporation Finance expresses no view with respect to any other questions the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
by the Division of Corporation Finance,
pursuant to delegated authority,

Michele M. Anderson

Michele Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Dewey & LeBoeuf LLP
125 West 55th Street
New York, NY 10019-5389

tel +1 212 424 8000
fax +1 212 424 8500

DEWEY & LEBOEUF

September 17, 2008

VIA EMAIL

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Office of Mergers and Acquisitions
Division of Corporation Finance
Attention: Michele Anderson, Chief
Christina Chalk

Re: **Compañía de Telecomunicaciones de Chile S.A.**

Ladies and Gentlemen:

We are writing on behalf of our client Telefónica, S.A., a corporation organized and existing under the laws of Spain ("Telefónica"), and Inversiones Telefónica Internacional Holding, Ltda., a limited liability company organized and existing under the laws of Chile indirectly owned by Telefónica ("BidCo" and, together with Telefónica, the "Bidders"). Telefonica Internacional Chile S.A., a corporation organized and existing under the laws of Chile and wholly-owned subsidiary of Telefonica, currently owns, directly and indirectly, approximately 44.39% of the Series A Shares and approximately 50.19% of the Series B Shares, which corresponds to a total of approximately 44.9% of the outstanding Shares of Compañía de Telecomunicaciones de Chile S.A. ("Telefónica Chile"), a publicly traded stock corporation organized and existing under the laws of the Republic of Chile. The Bidders are seeking to acquire through all cash tender offers all of the outstanding shares (other than any shares currently owned by Telefónica or its subsidiaries and affiliates) of Series A Common Stock (the "Series A Shares") and Series B Common Stock (the "Series B Shares" and, together with the Series A Shares, the "Shares") of Telefónica Chile, including Series A Shares represented by American Depositary Shares (the "ADSs"), each representing four Series A Shares.

The Bidders intend to make the proposed all cash tender offers using a dual offer structure. The Bidders intend to make concurrent offers in the United States and in Chile. The United States offer (the "U.S. Offer") will be made to all holders of ADSs, regardless of their residency, and to all holders of Shares who are resident in the United States ("U.S. Residents") within the meaning of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The offer in Chile (the "Chilean Offer" and, together with the U.S. Offer, the "Offers") will be open to all holders of Shares, including U.S. Residents, but will not be open to holders of ADSs. Holders of Shares who are U.S. Residents are permitted to tender, at their option, into either the U.S. Offer or the Chilean Offer. Holders of ADSs are required to tender their ADSs into the U.S. Offer. Holders who tender their Series A Shares or Series B Shares in the Chilean Offer will receive 1,000 Chilean pesos per Series A Share and 900 Chilean pesos per Series B Share. Holders who tender their Shares or ADSs in the U.S. Offer will receive 1,000 Chilean pesos per Series A Share, 900 Chilean pesos per Series B Share and 4,000 Chilean pesos per ADS, in each case payable in U.S. dollars based upon the Observed Exchange Rate (defined below) published in the official Gazette in Chile at the expiration of the U.S. Offer.

The By-laws of Telefónica Chile currently contain a restriction that limits to 45% the percentage of Shares that can be owned or voted by any shareholder directly or indirectly, or through related entities or persons. The By-laws also require that a minimum of 10% of the Shares be owned by minority shareholders, and that at least 15% of such capital is to be owned by more than 100 unrelated shareholders, each such shareholder owning at least 100 *unidades de fomento* (an inflation-indexed Chilean peso-denominated monetary unit determined by the Central Bank of Chile) in accordance with the value fixed on the last balance sheet (such requirements, collectively, the "Ownership Restriction"). The affirmative vote of the holders of 75% of the outstanding Shares is required to amend the Ownership Restriction in the By-laws. BidCo intends to request that shareholders of Telefónica Chile take action to eliminate the Ownership Restriction and amend or delete other articles of the By-laws related to the Ownership Restrictions (the "By-law amendments") as a condition prior to the purchases of Shares described below.

Telefónica and Telefónica Chile are both "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and each has a class of securities registered under Section 12(b) of the Exchange Act.

Telefónica Chile's Shares are traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaiso Stock Exchange, and its ADSs are registered under the Exchange Act and traded on the New York Stock Exchange (the "NYSE"). On September 11, 2008, the last reported sale price of Shares of Telefónica Chile on the Santiago Stock Exchange was 801 Chilean pesos per Series A Share and 700 Chilean pesos per Series B Share, and the last sale price of ADSs reported on the NYSE was U.S. $5.98 per ADS.

According to Telefónica Chile's share register, as of August 31, 2008, Telefónica Chile had 873,995,447 issued and outstanding Series A Shares, including 170,404,091 Series A Shares evidenced by ADSs, and 83,161,638 Series B Shares. Approximately 44.39% or 387,993,524 of the outstanding Series A Shares are held by Telefónica and its affiliates. The remaining 55.61%

or 486,001,923 of the outstanding Series A Shares are held by other shareholders. Approximately 50.19% or 41,739,487 of the outstanding Series B Shares are held by Telefonica and its affiliates. The remaining 49.81% or 41,422,151 of the outstanding Series B Shares are held by other shareholders. There are no persons other than Telefonica and its affiliates who hold more than 10% of the Series A Shares or the Series B Shares.

Based on a review of Telefonica Chile's share register, Telefonica has determined that no more than approximately 212,674,340 Series A Shares (the "Non-Chilean-Held Series A Shares"), including 170,404,091 Series A Shares evidenced by ADSs, were held by non-Chilean investors as of August 31, 2008. Taking into account information from summaries of recent public filings, Telefonica determined that of the Non-Chilean-Held Series A Shares approximately 35,688,291 Series A Shares were held by foreign investors who are not U.S. Residents. Accordingly, a maximum of approximately 176,986,049 of the Non-Chilean-Held Series A Shares could potentially be held by U.S. Residents. For purposes of this letter, we have assumed that these shares are held by U.S. Residents. Approximately 31,624,258 Series A Shares were held of record by Chilean brokers on behalf of investors (the "Series A Chilean Broker-Held Shares") as of August 31, 2008. Based on inquiries made of each of these brokers with the assistance of Telefonica Chile, Telefonica determined that approximately 26,631,638 of the Series A Chilean Broker-Held Shares are not held on behalf of U.S. Residents. For purposes of this letter, we have assumed that the 4,992,620 Series A Shares of record held by Chilean brokers that have not responded to the inquiry are held on behalf of U.S. Residents. Based on the foregoing, excluding the Series A Shares held by Telefonica and its affiliates, approximately 37.4% or 181,978,669 of the outstanding Series A Shares were held by or on behalf of U.S. Residents.

Based on a review of Telefonica Chile's share register, Telefonica has determined that no more than approximately 372,166 Series B Shares (the "Non-Chilean-Held Series B Shares") were held by non-Chilean investors as of August 31, 2008. For purposes of this letter, we have assumed that these shares are held by U.S. Residents. Approximately 3,679,997 Series B Shares were held of record by Chilean brokers on behalf of investors (the "Series B Chilean Broker-Held Shares") as of August 31, 2008. Based on inquiries made of each of these brokers with the assistance of Telefonica Chile, Telefonica determined that approximately 3,563,154 of the Series B Chilean Broker-Held Shares are not held on behalf of U.S. Residents. For purposes of this letter, we have assumed that the 116,843 Series B Shares held of record by Chilean brokers that have not responded to the inquiry are held on behalf of U.S. Residents. Based on the foregoing, excluding the Series B Shares held by Telefonica and its affiliates, approximately 1.18% or 489,009 of the outstanding Series B Shares were held by or on behalf of U.S. Residents. In addition, based upon these inquiries, Telefonica has determined that U.S. residents hold no more than 34.6% of the total share capital of Telefonica Chile, excluding shares held by Telefonica and its affiliates.

We are hereby requesting exemptive relief from the provisions of Rule 14d-10 of the Exchange Act to permit the dual offer structure described in this letter. Other than with respect to the Rule 14d-10 exemptive relief requested here and the other exemptions for which the Offers otherwise qualify, the Bidders intend to fully comply with all other tender offer rules under the Exchange Act.

Background Information

Telefónica is a multinational diversified telecommunications group which provides a comprehensive range of services through one of the world's largest telecommunications networks. With its principal presence in Europe and Latin America, Telefónica is mainly focused on providing fixed and mobile telephony services. In Chile specifically, as noted above, Telefónica indirectly owns 44.9% of the outstanding Shares of Telefónica Chile.

Chilean Law and the Chilean Tender Offer Procedure

Chile has adopted laws governing tender offers for Chilean companies. We have been advised by Telefónica's Chilean legal counsel, Guerrero, Olivos, Novoa & Errázuriz, that the *Chilean Superintendencia de Valores y Seguros*, the Chilean securities commission (the "SVS"), has authority to regulate transactions of the type proposed by Telefónica. Pursuant to Chilean law, tender offers must be addressed to all shareholders of the subject company on equal terms, and therefore, Telefónica cannot exclude U.S. Residents holding Shares from the Chilean Offer.

Chilean law requires that any person seeking control of a Chilean listed corporation by means of a tender offer must make the offer to all shareholders on the same conditions and must comply with Title XXV of the Chilean Securities Act. Title XXV provides, among other things, that the bidder publicly announce the tender offer in two Chilean national newspapers one day before the tender offer is open for tenders. Statutory withdrawal rights are granted throughout the term of the offer, including any extension, up to the day the offer is declared successful.

The initial Chilean tender offer must be open for a minimum period of 20 calendar days and a maximum period of 30 calendar days, unless the issuer has shares held through a depositary, in which case the initial offer must remain open for a period of 30 calendar days. The offer may be extended one time for a minimum of 5 calendar days and a maximum of 15 calendar days. The offer may be amended only to increase the price offered or increase the maximum number of shares sought in the offer. If the price is increased, the increased price must be paid to all tendering shareholders. Three calendar days after the expiration of the offer, the bidder must publicly announce the results of the tender offer.

The Proposed Transaction Structure

The Chilean Offer and the U.S. Offer will have substantially identical terms and will be conducted, subject to limited exceptions, with substantially identical procedures. The Offers are intended to be effected as follows:

1. On September 11, 2008, the Bidders issued a press release in the U.S. announcing the U.S. Offer. On September 16, 2008, BidCo will publish a summary of the Chilean Offer in two Chilean newspapers. On September 16, 2008, BidCo will file the Chilean prospectus relating to the Chilean Offer with the SVS and will deliver copies of the Chilean prospectus to the Santiago Stock Exchange. In addition, on September 17, 2008 BidCo will file a Spanish translation of the combined Schedule TO/13E-3 with the SVS.

2. On or about September 17, 2008, BidCo will commence the U.S. Offer and file with the U.S. Securities and Exchange Commission (the "Commission") a combined Schedule TO/Schedule 13E-3 (a "Schedule TO/13E-3") with respect thereto, and will provide the NYSE with a copy of the combined Schedule TO/Schedule 13E-3.

3. The U.S. Offer documents will disclose that U.S. Residents holding Shares will be able to tender into either the U.S. Offer or the Chilean Offer. In addition to describing the method for tendering into the U.S. Offer, the U.S. Offer documents will describe the method for tendering Shares into the Chilean Offer. BidCo will distribute the U.S. Offer documents to the holders listed on the share register of Telefónica Chile as having a U.S. address. BidCo intends to file English translations of the Chilean Offer documents with the Commission as exhibits to the Schedule TO/13E-3 or an amendment thereto.

4. The U.S. Offer will initially remain open for at least 20 business days after the filing date of the combined Schedule TO/13E-3, and the Chilean Offer will initially remain open for at least 30 calendar days from the commencement of the Chilean Offer. The Offers will disclose that, except as required by applicable law and regulations described below, BidCo intends to consummate the U.S. Offer concurrently with the Chilean Offer.

5. In the event the price per Series A Share and per Series B Share in the Chilean Offer is increased, BidCo will (and the U.S. Offer will disclose that BidCo will) make a corresponding increase to the price to be paid per Series A Share, Series B Share and ADS pursuant to the U.S. Offer (taking into account the number of Shares represented by each ADS). In the event the price per Share in the U.S. Offer is increased, BidCo will (and the Chilean Offer will disclose that BidCo will) make a corresponding increase to the price to be paid per Share pursuant to the Chilean Offer.

6. The Offers will disclose that the Offers are conditioned upon, among other things, the approval by Telefónica Chile shareholders of, and the effectiveness of, the By-law Amendments.

7. To tender into the Chilean Offer, a shareholder will be required to deliver to a Chilean stockbroker its Shares, together with certain documents required under Chilean rules and market practice.

8. The Offers will be subject to certain conditions, including the following: (i) the requisite number of Telefónica Chile shareholders agrees to amend the Bylaws to eliminate, among other amendments, the Ownership Restriction at the special meeting of shareholders called for such purpose (the "Shareholder Meeting") and (ii) the number of Shares tendered in the Offers equals or exceeds a to be determined percentage of the outstanding Shares.

9. The offer price for the Series A Shares, the Series B Shares and the ADSs accepted for payment pursuant to the U.S. Offer will be determined in Chilean pesos and paid in U.S. dollars, with the dollar amount thereof being determined by reference to the daily average dollar-to-peso exchange rate at which commercial banks conduct authorized transactions in Chile as determined by the Central Bank of Chile and published in the Official Gazette of Chile (the "Observed Exchange Rate") on a date to be specified. The purchase price for the Series A Shares or the Series B Shares accepted for payment pursuant to the Chilean Offer will be paid in Chilean pesos.

10. Chilean law does not permit BidCo to purchase Shares in the market after announcement of the Chilean Offer and BidCo does not intend to, and will not, during the period from the announcement of the Offers until the expiration of the Offers, purchase any Shares or any ADSs or enter into any arrangements to make any such purchases other than purchases of Shares in the Chilean Offer and purchases of ADSs and Shares pursuant to the U.S. Offer.

11. If all conditions of the Chilean Offer are satisfied, on the third calendar day after the expiration date, BidCo must publish an advertisement indicating its acceptance of the tendered shares. BidCo must submit a copy of such advertisement to the Chilean stock exchanges and to the SVS on the date such advertisement is published. Upon the submission of the advertisement to the Santiago Stock Exchange, the Santiago Stock Exchange will perform a "matching" of the acceptance orders submitted and the number of shares recorded on their book-entry system as having been tendered to confirm that the numbers are identical.

12. Payment for the Shares tendered in the Chilean Offer will be made in accordance with Chilean market practice which is usually the same day of the publication of such advertisement.

13. Tenders of Shares and ADSs made pursuant to the U.S. Offer may be withdrawn at any time prior to the expiration date of the U.S. Offer, as described in the U.S. Offer documents. Further, the U.S. Offer documents will disclose that tenders may be withdrawn after the expiration of 60 calendar days from the commencement of the U.S. Offer, pursuant to Section 14(d)(5) of the Exchange Act, if a tender had not yet been accepted. As explained above, Chilean law provides for withdrawal rights be provided throughout the term of the Chilean Offer and any extensions thereto, until BidCo declares the offer successful.

14. Assuming the successful completion of the Offers, and subject to applicable laws and rules of the NYSE, BidCo intends to cause Telefónica Chile to (a) delist the ADSs from the NYSE and (b) cease being subject to the periodic requirements provided for under the rules of the Commission relating to publicly held companies. Inasmuch as Telefónica may be deemed to be an affiliate of Telefónica Chile, and the tender offer is expected to result in Telefónica Chile meeting the requirements to delist from the NYSE and to deregister under the Exchange Act, the Offers would also be made, of course, in compliance with Section 13(e)(3)of the Exchange Act and Rule 13e-3 promulgated thereunder.

Except as otherwise described herein, the U.S. Offer would be conducted pursuant to, and in compliance with, all provisions of the Exchange Act and the rules thereunder. The Chilean Offer would be conducted pursuant to, and in compliance with, all applicable Chilean laws and regulations. The U.S. Offer documents will describe the implications to investors who are U.S. Residents of tendering Shares in the Chilean Offer instead of the U.S. Offer.

Differences Between the Offers

As described above, the Chilean Offer and the U.S. Offer will have substantially identical terms including the same offer price. The two Offers are expected to differ in the following ways:

1. Only U.S. Residents and persons holding ADSs may participate in the U.S. Offer, whereas the Chilean Offer will be open to all persons holding Shares, including U.S. Residents.

2. While the expiration of the Offers will be scheduled to occur on the same day, the U.S. Offer may be required to be extended beyond the expiration date of the Chilean Offer due to differences between U.S. and Chilean tender offer

provisions. Under Chilean law, the initial offering period of a tender offer may not exceed 30 calendar days. The tender offer may then be extended one time for a period of 5 to 15 calendar days. Accordingly, the maximum time period that a Chilean tender offer can remain open is 45 calendar days. Under U.S. tender offer regulations, a tender offer must remain open for at least 20 business days, but there is no maximum time limit. Under some circumstances (such as change in the price offered per share or other material change in the terms of the U.S. Offer), U.S. tender offer regulations may require an extension of the expiration date of the U.S. Offer to a date later than such 45th day. Should an extension be required, BidCo would request that the Chilean authorities permit a corresponding change in the duration of the Chilean Offer, but Chilean counsel has advised that, in its opinion, such request is unlikely to be granted. Unless such a change were permitted, persons participating in the Chilean Offer would be paid before persons participating in the U.S. Offer. BidCo does not intend, however, to extend the expiration date of the U.S. Offer beyond the date of the Chilean Offer unless required to do so under applicable law. The U.S. Offer documents will disclose (a) that Chilean law currently prohibits the extension of the expiration date of the Chilean Offer to a date later than the 45th day after the commencement of the Chilean Offer; (b) that, under some circumstances (such as a change in the offer price or other material change in the terms of the U.S. Offer), United States law may require an extension of the expiration date of the U.S. Offer to a date later than such 45th day and that, in such event, BidCo might be required to purchase Shares in the Chilean Offer before it purchases ADSs and Shares in the U.S. Offer; and (c) that, except as required by applicable law and regulations, BidCo intends to consummate the U.S. Offer concurrently with the Chilean Offer.

3. Chilean laws governing the withdrawal rights of tendering holders are different from U.S. laws governing such rights, as referred to above.

4. BidCo will disseminate the U.S. Offer documents to all ADS holders and to all holders of Shares who are U.S. Residents. The Chilean Offer will be made solely through the publications of the Chilean Offer in two national newspapers and by making the offer documents available to the shareholders in the office of Telefónica Chile, BidCo, the SVS and the Chilean stock exchanges. Consistent with Chilean law, no offer documents will be disseminated in the Chilean Offer.

5. The purchase of Shares tendered in the Chilean Offer are likely to be effected on the Santiago Stock Exchange whereas the purchase of Shares tendered in the U.S. Offer will be made by direct payments to tendering holders of Shares who are U.S. Residents.

6. The U.S. Offer documents will be in English and the Chilean Offer documents will be in Spanish.

Discussion

Rule 14d-10 Issues

Rule 14d-10(a)(1) promulgated under the Exchange Act provides that no person shall make a tender offer unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer is open to holders of ADSs and all holders of Shares held by U.S. Residents, and the Chilean Offer is open to all holders of Shares, including U.S. Residents. Literal application of Rule 14d-10(a)(1) would prohibit the dual structure of the Offers.

The Commission has adopted certain exemptive rules for cross-border tender and exchange offers, business combinations and rights offerings relating to the securities of foreign companies. The promulgating release (Release Nos. 33-7759, 34-42054; International Series Release No. 1208) (the "Cross-Border Release") indicates that the purpose of granting exemptions to Rule 14d-10 is to facilitate U.S. investor participation in these types of transactions. As described above, there are several points of conflict between the Chilean regulations and the tender offer rules and practices in the United States. We believe that the best method for reconciling these conflicts is a dual offer structure that permits participation by U.S. persons owning Shares in both offers. Rule 14d-1(d)(2)(ii) of the Exchange Act (the "Tier II Exemption") provides relief for dual offers where the U.S. Offer is made to only U.S. Residents and the foreign offer is made to only non-U.S. Residents. However, such relief would not be applicable to the proposed transaction because under Chilean law, the Chilean offer must be made to all shareholders, including U.S. Residents.

In view of the fact that there are no material differences between the U.S. Offer and the Chilean Offer, the Bidders respectfully request that the Offers be exempted from compliance with Rule 14d-10(a)(1) of the Exchange Act. Given (i) that Chilean law does not permit the exclusion of U.S. Residents who hold Shares from the Chilean Offer, (ii) that the Offers are being made for all outstanding Shares and ADSs and upon the same financial terms (taking into account, in the case of ADSs, the number of Shares represented by ADSs), (iii) that the procedural terms of the Offers, including the commencement date, the expiration date and the payment date, are the same, except with respect to possible differences resulting only from extensions required by U.S. tender offer laws and regulations, and (iv) that the U.S. Offer documents are being sent to all U.S. Residents holding Shares, we believe that the requested exemption is both appropriate and consistent with the intent of the Cross-Border Release.

We believe the exemptive relief required from Rule 14d-10 with respect to the Chilean Offer is, in large measure, contemplated by or consistent with the exemptive relief granted in connection with other, similarly structured tender offers, even in situations where U.S. ownership exceeds 40%. See, for example, *Offer by Alcan Inc. for Common Shares, Bonus Allocation Rights, ADSs and OCEANEs of Pechiney* (available October 6, 2003); *Proposed Tender Offer by The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L. for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V.* (available October 4, 2002); *AES Corporation's Tender Offer for Shares and ADSs of Compania Anonima Nacional Telefonos de Venezuela (CANTV)*, (available October 22, 2001); *Ivax Corp.'s Tender Offer for Shares and ADSs of Laboratorio Chile S.A.*, (available June 5, 2001); *Koninklijke Ahold N.V.'s Tender Offer for Shares and ADSs of Santa Isabel S.A.* (available September 10, 2002); *Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depositary Shares of Banco Ganadero, S.A.*, (available March 9, 2001); *Primor Alimentos C.A. Tender Offer for Shares and ADSs of Mavesa S.A.*, (available February 20, 2001); *Exchange Offers by Telefonica S.A. for Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefonica del Peru, S.A. and Telefonica de Argentina S.A.*, (available June 5, 2000); *Quilmes Offer for Shares and ADSs of BAESA*, (available June 2, 2000); *Repsol S.A. Tender Offer for Shares and ADSs of YPF, S.A.* (available June 30, 1999); and *Tender Offer by ENDESA for Shares of Enersis, S.A.*, (available February 3, 1999). In these letters, the bidder was granted exemptive relief from the application of Rule 14d-10 in the context of dual offers for shares and ADSs. The offers in the Ivax letter and in the Santa Isabel letter, which involved offers in the United States and in Chile, consisted of all cash offers to purchase shares and ADSs, whereby the offers in the United States were for shares and ADSs (open to U.S. Residents only in the case of the Shares) and the offers in Chile were open to all shareholders (including U.S. Residents).

There have been other instances where the Commission recognized that the interests of international comity may require an acquisition of shares to be conducted pursuant to two separate tender offers, each subject to the laws of a different country. In each case, the Commission provided the bidder with an exemption from Rule 14d-10 so that the non-U.S. offers could be conducted without compliance with Section 14(d) of the Exchange Act and the rules thereunder. See, for example, *Exchange Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Ordinary Shares and ADSs of BBVA Banco Frances* (available April 19, 2001); *Exchange Offer by Banco Santander Central Hispano, S.A. for Class B Shares and ADSs of Banco Rio de la Plata* (available June 20, 2000); *Agrupacion Aereoportuaria Internacional II, S.A.B. de C.V.'s Tender Offer for Series B Shares and ADSs of Grupo Aereoportuario del Sureste, S.A.B. de C.V.* (available March 6, 2006); *SAP AG's Offer for Ordinary Shares, including Ordinary Shares represented by ADSs, Warrants and Convertible Bonds of Business Objects S.A.* (available December 5, 2007).

We also note that the SEC adopted rule amendments on August 27, 2008 that, upon their effectiveness, will expand the Tier II Exemption relief for dual offers by allowing U.S. holders to participate in non-U.S. offers where required under foreign law and where U.S. holders are provided with adequate disclosure about the implications and ramifications of the foreign offer.

Relief Requested

Rule 14d-10(a)(1) Relief

The Bidders hereby respectfully request exemptive relief from Rule 14d-10(a)(1) under the Exchange Act with respect to the Chilean Offer and the U.S. Offer in order that the dual offer structure as described in this letter may proceed as contemplated.

* * * * *

If you have any questions about, or desire any additional information regarding, the matters discussed in this letter, please call me at 212-424-8013 or K. Oliver Rust at 212-259-8571. If for any reason you do not concur with any of the views expressed in this letter, we respectfully request an opportunity to confer with you prior to any written response.

Very truly yours,

Stephen G. Rooney

Stephen G. Rooney

GUERRERO · OLIVOS · NOVOA · ERRÁZURIZ ABOGADOS

Santiago, 17 September 2008

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

Office of Mergers and Acquisitions

Division of Corporation Finance
Attention: Michele Anderson, Chief
Christina Chalk

Re: **Compañía de Telecomunicaciones de Chile S.A.**

Dear Ms. Anderson and Ms. Chalk:

We refer the letter dated September 17, 2008 (the "**Letter**") from Stephen G. Rooney of the firm Dewey & Le Bœuf LLP, writing to you on behalf of our client Inversiones Telefónica Internacional Holding Ltda, a limited liability company organized under the laws of Chile (the "**Offeror**"). In the Letter the Offeror respectfully requested that the staff (the "**Staff**") of the U.S. Securities and Exchange Commission (the "**Commission**") grant certain no-action and exemptive relief in connection with the proposed offer (the "**Offer**") by the Offeror for all of the outstanding shares (the "**Shares**") of Compañía de Telecomunicaciones de Chile S.A. ("**CTC**"), including shares represented by CTC American Depositary Shares ("**ADSs**").

This letter is rendered solely for the benefit of the addressee in connection with the Letter and may not be used or relied upon by any other person for any other purpose. This Letter is limited to matters of Chilean law and practice as set out therein. This letter is provided incidentally to, and in the ordinary course of our practice of Chilean law in Chile and does not purport to cover any aspects of U.S. law and without prejudice to our status as a "non-appearing foreign attorney" for purposes of the Commission's rules and practice.

We hereby acknowledge that we have been and are Chilean counsel to the Offeror in connection with the Offer. We have reviewed the Letter and we believe the description of the Chilean offer rules applicable to the Offer and the Chilean offer practice contained therein are accurate and fairly summarizes for the purpose of the Letter all the relevant provisions of Chilean law and practice applicable to the Offer.

We have relied Dewey & Le Bœuf LLP in matters of U.S. law and practice in connection with the purposes of the Letter.

G&H Guerrero & Harnecker / Asesoría Corporativa y Propiedad Intelectual

GUERRERO · OLIVOS · NOVOA · ERRAZURIZ
Av. Vitacura 2939, Piso 8. Las Condes 755-0011 / Santiago de Chile
Teléfono: (56-2) 674 2900 / Fax: (56-2) 674 2901
www.guerrero.cl abogados@guerrero.cl

HARNECKER
Isidora Goyenechea 3250, Piso 3. Las Condes 755-0083 / Santiago de Chile
Teléfono: (56-2) 439 7700 / Fax: (56-2) 439 7777 / P.O. Box 160-D
www.harnecker.cl harnecker@harnecker.cl

If we can be of any further assistance or if you have any further questions, please do not hesitate to contact the undersigned.

Yours faithfully

Jorge Delpiano
Guerrero, Olivos Novoa y Errázuriz Ltda.

END